Mail Stop 3561

November 5, 2009

David S. Rector, Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

      Re: Standard Drilling, Inc.
              Form 10-K/A for fiscal year ended December 31, 2008
              Filed August 25, 2009
              File No. 000-51569

Dear Mr. Rector:

We have reviewed your response letter dated October 13, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K/A Filed on August 25, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

<u>Liquidity and Capital Resources, page 13</u>

1.   We note your responses to comments one and two of our letter dated September 2, 2009, and we reissue them. Please provide us with actual proposed revised disclosure to our prior comments in a response letter. We realize that the exact figures and language may change as a result of your re-audit of your fiscal year 2007 and 2008 financial statements, but we are unable to adequately review your response until we are provided the specific proposed changes. Also, please note your revisions should include specific quantitative amounts and descriptions of each component of your $25,000 in monthly overhead expenditures.

<u>Executive Compensation, page 17</u>

2.   We note your response to comment three of our letter dated September 2, 2009, and we reissue it in part. In light of your disclosure that you intend to file an amended Form 10-K for the fiscal year ended December 31, 2008, please provide us with revised disclosure of your description of the services provided by Mr. Rector for his $83,263 compensation for the fiscal year ended December 31, 2008. We note your response focuses solely on Mr. Rector's cash compensation, as opposed to the amounts he received from grants of stock options. Please revise your annual report to describe the services provided by Mr. Rector for his $43,000 in consulting fees and $40,263 in stock option grants for the fiscal year ended December 31, 2008. Also, please clearly disclose how each component of Mr. Rector's compensation was determined. If the amount of the option awards were determined arbitrarily, please clearly state so. Similarly, if the consulting fees are based on an hourly billing rate, please disclose the billing rate and/or hours performed. You may submit any proposed revised disclosure in a response letter prior to filing an amendment.

* * * * *

<u>Closing Comments</u>

    As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Questions may be directed to Yolanda Guobodia, the primary accounting examiner for this filing, at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or Link, Senior Counsel, at (202) 551-3356 for all other issues.

Sincerely,

John Reynolds
Assistant Director

FAX: (925) 930-6338